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CERTIFICATE OF DESIGNATION

Arthur S. Tendler and Bruce Gilgen, certify that they are the President and Secretary, respectively, of WIZ Technology, Inc., a Nevada corporation (hereinafter referred to as the "Corporation" or the "Company"); that, pursuant to the Corporation's Articles of Incorporation, as amended, and Section 78.195 of the Nevada General Corporation Law, the Board of Directors of the Corporation adopted the following resolutions on March 8, 1996; and that none of the Series A Convertible Preferred Stock has been issued.

1. Creation and Designation of Series B Convertible Preferred Stock. There is hereby created a series of preferred stock consisting of 1,200,000 shares and designated as the Series B Convertible Preferred Stock, having the voting powers, preferences, relative, participating, optional and other special rights and the qualifications, limitations and restrictions thereof that are set forth below.

2. Dividend Provisions. The holders of shares of Series B Convertible Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors out of any funds at the time legally available therefor, dividends at the same time and on a parity with holders of common stock, as if on the date immediately prior to the record date for such dividend, the Series B Convertible Preferred Stock had been converted into common stock at the Conversion Rate. Each share of Series B Convertible Preferred Stock shall rank on a parity with each other share of Series B Convertible Preferred Stock with respect to dividends.

3. Redemption Provisions. Except as otherwise expressly provided or required by law, the Series B Convertible Preferred Stock shall not be redeemable except with the agreement of the holders of the Series B Convertible Preferred Stock.

4. Liquidation Provisions. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series B Convertible Preferred Stock shall be entitled to receive from the assets of the Corporation a liquidation preference equal to $1.00 per share, which liquidation preference shall be pari passu with the liquidation preference applicable to the Company's Series A Convertible Preferred Stock. Each share of Series B Convertible Preferred Stock shall rank on a parity with each other share of Series B Convertible Preferred Stock and each share of Series B Convertible Preferred Stock, with respect to the respective preferential amounts fixed for such series payable upon any distribution of assets by way of liquidation, dissolution, or winding up of the Corporation.

5. Conversion Provisions. The holders of shares of Series B Convertible Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a) **Right to Convert**.

(1) Each share of Series B Convertible Preferred Stock shall be convertible at the option of the holder into one share of common stock ("Conversion Rate") at any time according to the following timetable. In effecting the conversion, the Corporation shall pay

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any cumulative dividends accrued and unpaid on the shares being converted in cash.

Shares	Date
As to 100,000 shares	On and after August 7, 1996
As to 100,000 shares	On and after November 7, 1996
As to 100,000 shares	On and after February 7, 1997
As to 100,000 shares	On and after May 7, 1997
As to 50,000 shares	On and after August 7, 1997
As to 250,000 shares	On and after March 10, 1998
As to 250,000 shares	On and after April 10, 1998
As to 250,000 shares	On and after May 10, 1998

(2) No fractional shares of common stock shall be issued upon conversion of the Series B Convertible Preferred Stock and any shares of Series B Convertible Preferred Stock surrendered for conversion which would otherwise result in a fractional share of common stock shall be rounded to the nearest whole share.

(b) **Adjustments to Conversion Rate**.

(1) **Reclassification, Exchange and Substitution**. If the common stock issuable on conversion of the Series B Convertible Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares provided for above), the holders of the Series B Convertible Preferred Stock shall, upon its conversion, be entitled to receive, in lieu of the common stock which the holders would have become entitled to receive but for such change, a number of shares of such other class or classes of

stock that would have been subject to receipt by the holders if they had exercised their rights of conversion of the Series B Convertible Preferred Stock immediately before that change.

(2) **Reorganizations, Mergers, Consolidations or Sale of Assets**. If at any time there shall be a capital reorganization of the Corporation's common stock (other than a subdivision, combination, reclassification or exchange of shares provided for elsewhere in this Section (b) or merger of the Corporation into another corporation, or the sale of the Corporation's properties and assets as, or substantially as, an entirety to any other person), then, as a part of such reorganization, merger or sale, lawful provision shall be made so that the holders of the Series B Convertible Preferred Stock shall thereafter be entitled to receive upon conversion of the Series B Convertible Preferred Stock, the number of shares of stock or other securities or property of the Corporation, or of the successor corporation resulting from such merger, to which holders of the common stock deliverable upon conversion of the Series B Convertible Preferred Stock would have been entitled on such capital reorganization, merger or sale if the Series B Convertible Preferred Stock had been converted immediately before that capital reorganization, merger or sale to the end that the provisions of this paragraph (b)(2) (including adjustment of the Conversion Rate then in effect and number of shares purchasable upon conversion of the Series B Convertible Preferred Stock) shall be applicable after that event as nearly equivalently as may be practicable.

(c) **No Impairment**. The Corporation will not, by amendment of its Certificate of Incorporation or through any reorganization, recapitalization, transfer of assets, merger, dissolution, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provision of this Section 5 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Series B Convertible Preferred Stock against impairment.

(d) **Certificate as to Adjustments**. Upon the occurrence of each adjustment or readjustment of the Conversion Rate for any shares of Series B Convertible Preferred Stock, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Series B Convertible Preferred Stock effected thereby a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series B Convertible Preferred

Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Rate at the time in effect, and (iii) the number of shares of common stock and the amount, if any, of other property which at the time would be received upon the conversion of such holder's shares of Series B Convertible Preferred Stock.

(e) Notices of Record Date. In the event of the establishment by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, the Corporation shall mail to each holder of Series B Convertible Preferred Stock at least twenty (20) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution and the amount and character of such dividend or distribution.

(f) **Reservation of Stock Issuable Upon Conversion**. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of common stock solely for the purpose of effecting the conversion of the shares of the Series B Convertible Preferred Stock such number of its shares of common stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Series B Convertible Preferred Stock; and if at any time the number of authorized but unissued shares of common stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of common stock to such number of shares as shall be sufficient for such purpose.

(g) **Notices**. Any notices required by the provisions of this Paragraph (e) to be given to the holders of shares of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at its address appearing on the books of the Corporation.

6. Voting Provisions. The holders of Series B Convertible Preferred Stock shall vote as a class with the holders of Common Stock and each share of Series B Convertible Preferred stock shall entitle the holder to cast such number of votes as if the Series B Convertible Preferred Stock had been converted into Common Stock in accordance with the Conversion Rate immediately prior to the record date for the matter brought before the holders of Common Stock.

7. Purchase Right. For so long as there are outstanding at least 100,000 shares (appropriately adjusted for stock dividends, stock splits and the like) of Series B Convertible Preferred Stock ("Series B Stock"), or until March 15, 1999, if earlier, upon the occurrence of a "Trigger Event," as defined below, all holders of Series B Stock shall have the right to purchase

such number of shares of the capital stock of the Corporation of the type involved in such Trigger Event, for the same price at which such shares are being offered in such Trigger Event, that each such holder shall have, after such purchase, the same percentage of all outstanding common stock of the Corporation as such holder had prior to the occurrence of such Trigger Event. For purposes of the preceding sentence, all securities of the Corporation convertible into shares of common stock, including the Series B Stock, shall be deemed to have been converted into such common stock. For purposes of this section 7:

(a) A Trigger Event shall be the sale, issuance of reissuance of any common stock of the Corporation, or any security convertible into common stock of the Corporation, to any "Designated Party," as hereinafter defined, for consideration which is less than 85% percent of the average market value of such common shares (or of the number of common shares into which such securities could be converted) for the twenty (20) trading days prior to the effective date of such Trigger Event.

(b) The market value of the Corporation's common stock on any trading day shall be (i) the closing price on such day, if such shares are then traded on a national exchange, (ii) the average of the closing bid and asked prices on such day, if such shares are then traded over the counter.

(c) A Designated Party shall be (i) any person who, as of the date of determination, holds, of record or beneficially, more than ten (10) percent of the issued and outstanding shares of the Corporation's common stock, determined as set forth in the first paragraph of this Section 7, (ii) any member of the immediate family of such person, or any trust for the benefit of such person or such family member, and (iii) any corporation, partnership or other entity in which any such person or group of persons owns, directly or indirectly more than fifty (50) percent of the equity or voting interests.

(d) Notwithstanding Section 7(a), a Trigger Event shall not include the sale, issuance or reissuance of any common stock pursuant to a stock option or warrant whose exercise price at the date of grant was not less than 85% of the market value of the date of grant or which was outstanding on March 1, 1996.

8. Issuance of additional Series B Convertible Preferred Stock. For so long as any of the shares of Series B Convertible Preferred Stock are outstanding the Corporation shall not authorize the issuance of additional shares of Series B Convertible Preferred stock, or issue any such stock, without the consent of the Holders of at least two-thirds of the outstanding shares of Series B Convertible Preferred Stock.

IN WITNESS WHEREOF, the Company has caused this Certificate of Designation of Series A Convertible Preferred Stock to be duly executed by its President and attested to by its Secretary this 8th day of March, 1996.

Arthur S. Tendler

Bruce A. Gilgen

STATE OF CALIFORNIA }
} ss.
COUNTY OF ORANGE }

On March 8, 1996, before me, Kimberly Peterson, a notary public in and for said state, personally appeared Arthur S. Tendler and Bruce Gilgen, personally known to me to be the persons whose names are subscribed to the within instrument and acknowledged to me that they executed the same in their authorized capacities, and that by their signatures on the instrument the entity upon behalf of which the persons acted, executed the instrument.

WITNESS my hand and official seal.

Signature Kimberly Peterson

(Seal)

KIMBERLY PETERSON
COMM. # 1044344
Notary Public — California
ORANGE COUNTY
My Comm. Expires NOV 8, 1998